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             [LETTERHEAD OF ING LIFE INSURANCE AND ANNUITY COMPANY]


                                                                      (d)(21)(i)


April 28, 2006

Gary Motyl
President
Templeton Investment Counsel, LLC
500 E. Broward Blvd., Suite 2100
Ft. Lauderdale, FL 33394

Dear Mr. Motyl:

      Pursuant to Section 6 of the Sub-Advisory Agreement dated December 7, 2005 between ING Life Insurance and Annuity Company and Templeton Investment Counsel, LLC (the "Agreement") we hereby modify the fee arrangement with the Sub-Adviser for ING Templeton Foreign Equity Portfolio (the "Portfolio") by adding an additional portfolio with which to aggregate assets for purposes of calculating the sub-advisory fees. Upon your acceptance, the Agreement will be modified to give effect to the foregoing by amending SCHEDULE A of the Agreement, effective April 28, 2006. The AMENDED SCHEDULE A, with the annual sub-advisory fees indicated for the Portfolio, is attached hereto.

      Please signify your acceptance of the modified fee arrangement under the Agreement with respect to the Portfolio by signing below.

                                          Very sincerely,


                                          /s/ Laurie M. Tillinghast
                                          Laurie M. Tillinghast
                                          Vice President
                                          ING Life Insurance and Annuity Company


ACCEPTED AND AGREED TO:
Templeton Investment Counsel, LLC


By:    /s/ Gary Motyl
       --------------
Name:  Gary Motyl
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Title: President, CIO, Duly Authorized
       -------------------------------
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                               AMENDED SCHEDULE A
                       COMPENSATION FOR SERVICES TO SERIES

      For the services provided by Templeton Investment Counsel, LLC ("Sub-Adviser") to the following Series of ING Partners, Inc., pursuant to the attached Sub-Advisory Agreement, the Adviser will pay the Sub-Adviser a fee, computed daily and payable monthly, based on the average daily net assets of the Series at the following annual rates of the average daily net assets of the
Series:

SERIES                                      RATE
------                                      ----

ING Templeton Foreign Equity Portfolio(1)   0.625% on first $50 million;
                                            0.465% on next $150 million;
                                            0.375% on next $300 million;
                                            0.350% on next $300 million; and
                                            0.300% thereafter

      If this Agreement becomes effective or terminates before the end of any month, the fee for the period from the effective date to the end of the month or from the beginning of such month to the date of termination, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such effectiveness or termination occurs.


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(1) For purposes of calculating fees under this Agreement, the assets of the
Series shall be aggregated with the assets of the ING Templeton Global Growth Portfolio and ING Franklin Income Portfolio, two series of ING Investors Trust, which are not parties to this Agreement. The aggregated assets will be applied to the above schedule and the resulting fee shall be prorated back to each Series and its respective Adviser/Manager based on relative net assets.


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